212-373-3085

212-492-0085

tzaccone@paulweiss.com

January 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

InterMedia Outdoor Holdings, Inc.

Amendment No. 1 to Preliminary Registration Statement on Form S-4

Filed January 8, 2013

File No. 333-185106

Dear Mr. Spirgel:

On behalf of our client, InterMedia Outdoor Holdings, Inc. (“IMOH” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jerome Letter, Chief Financial Officer of IMOH dated January 15, 2013 (the “Comment Letter”) regarding the above-referenced Preliminary Registration Statement on Form S-4 (“Registration Statement”). The Company submits in electronic form for filing the accompanying Amendment No. 2 to Preliminary Registration Statement on Form S-4 with the Commission (“Amendment No. 2”).

Amendment No. 2 reflects the responses to comments received from the Staff with respect to the Registration Statement in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto. Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 2.

General

1.	We note that the draft tax opinions filed supplementally in response to comment 1 from our letter dated December 18, 2012 do not highlight the consequences of the merger constituting an exchange under Section 351 of the Code and include language which limits reliance on the opinions. Unless the tax opinions specifically reference such discussion in the prospectus, the opinions should be revised to address the significance of the mergers constituting an exchange under Section 351. In addition, investors are entitled to rely upon the opinion expressed. Please file revised versions of the tax opinions that remove the limitation on reliance language. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the tax opinions have been revised in response to the Staff’s comment. The Company will supplementally submit the revised tax opinions to the Staff for its review and will file Exhibits Nos. 8.1 and 8.2 in a pre-effective amendment.

Questions And Answers About The Special Meeting And The Proposed Transaction, page 1

What will stockholders of Outdoor Channel and equity holders of IMOTSC receive in the mergers, page 1

2.	Your response to comment 4 from our letter dated December 18, 2012 confirms that if a stockholder elects Stock Consideration and there is no proration of the Stock Consideration, a stockholder could not receive fractional shares. Please clarify the language “together with any fractional shares of IMOH to be paid in cash in accordance with the merger agreement” to denote, if accurate, that it pertains to stockholders who elect Stock Consideration and whose election becomes subject to proration.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on pages 2, 15 and 111 it has added language clarifying that cash will be paid in accordance with the merger agreement in lieu of any fractional shares of IMOH which a stockholder might otherwise have received pursuant to the mergers, regardless of the election made, and after giving effect to proration, if any.

Selected Unaudited Pro forma condensed Combined Financial Information, page 29

3.	Please include pro forma total liabilities in the table of pro forma financial information at page 30 to disclose the impact of the additional borrowings resulting from the merger transaction.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the table of pro forma financial information on page 30 to include pro forma total liabilities.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 31

4.	We note that your EBITDA reconciliation adjusts net income for restructuring costs, acquisition and integration costs, loss (gain) on sale of assets, impairment of intangibles assets, discontinued operations, and other (income) expense. However, EBITDA is defined as earnings before interest, tax, depreciation and amortization. As such, non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. Therefore, please revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on pages 31 and 32 it has revised its non-GAAP measures to include only interest, tax, depreciation and amortization in EBITDA and to calculate all other adjustments in Adjusted EBITDA.

Risks Related to IMOTSC and its Business, page 40

Service providers could discontinue or refrain from carrying IMO TSC’s content…, page 40

5.	The response to comment 6 from our letter dated December 18, 2012 states that Nielson does not compile data that would allow for the determination of total viewers which receive your programming on different tier levels. Please tell us whether IMOTSC tracks this type of information internally. If practicable disclose whether your video partners generally air The Sportsman Channel on expanded or specialty tiers. In this regard, we note that Nielsen reported that the Sportsman Channel was available to approximately 31.4 million households in January of 2013 and the disclosure on page 54 that The Sportsman Channel has agreements with the major cable, satellite and telecommunications companies offering video service in the United States.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that every distributor has different tiering structures and naming conventions for their service offerings. There are no unifying terms for varying tiers across the industry. Distributors are not obligated to disclose on which tier they carry The Sportsman Channel. Often, IMOTSC is able to use the subscriber data from the monthly payments received from the various distributors to determine tier of service, but such tiers of service are not consistent from distributor to distributor and can vary widely. As such the best measure of IMOTSC’s distribution is total subscriber count rather than tier of service and any disclosure regarding subscriber tiers could be misleading to investors.

Background of the Proposed Transaction, page 68

6.	The disclosure added in response to comment 13 from our letter dated December 18, 2012 indicates that IMOTSC’s proposal was not fully financed as of August 8, 2012, but rather IMOTSC had provided assurances regarding its financing. Given this information, please more specifically describe how the “status of negotiations and discussions with Party A” and the failure of Party A to deliver a fully financed proposal despite Party A’s assurances that it would do so, led the Board to withdraw from negotiations with Party A and exclusively deal with IMOTSC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 72 has been revised in response to the Staff’s comment.

7.	Please further expand the information added in response to comment 15 from our letter dated December 18, 2012 to identify the print media specialist engaged by the Outdoor Channel Board and, with respect to the September 6, 2012 meeting, quantify the degree of subscription decline experienced by IMOTSC’s Publishing business as compared to the decline experienced by other general interest magazines over the last few years.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 73, 74 and 152 has been revised in response to the Staff’s comment.

Outdoor Channel Reasons for the Outdoor Channel Merger, page 76

8.	We note your response to comment 17 from our letter dated December 18, 2012. Revise to clarify that the specifics of the availability of appraisal rights in a cash/stock election merger were not discussed with the Outdoor Channel Board of Directors at the time of their determination to approve the transaction.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 77 has been revised in response to the Staff’s comment.

IMOH Financial Projections, page 82

9.	We reviewed your response to comment 23 from our letter dated December 18, 2012 and believe that the assumptions made by IMOTSC management about the business and prospects of both IMOTSC and Outdoor Channel as well as the updated assumptions made by Outdoor Channel management are necessary to assure that the description of the analyses prepared by the fairness advisor is meaningful to security holders. Please revise to disclose these assumptions and the reason for any material modifications made by Outdoor Channel’s management.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 81 has been revised in response to the Staff’s comment.

Opinion of Outdoor Channel’s Financial Advisor, page 83

Selected Precedent Transactions Analysis, page 87

10.	We note your response to comment 29 from our letter dated December 18, 2012. Please disclose the mean and median subscriber multiples observed for the selected precedent transactions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the selected precedent transactions analysis as performed by Lazard and considered by Outdoor Channel’s Board of Directors did not include observed mean and median subscriber multiples for the selected precedent transactions. Since those metrics were not reviewed by Outdoor Channel’s Board of Directors, no further disclosure has been added in this regard.

11.	Please revise the disclosure added in response to comment 30 from our letter dated December 18, 2012 to clarify the language “with content type deemed generally similar to that of Outdoor Channel.” Your disclosure should make clear the criterion Lazard considered to determine the similarity of content and which of the selected transactions received “particular focus.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 88 has been revised in response to the Staff’s comment to further clarify Lazard’s focus in its selection criterion.

Miscellaneous, page 89

12.	To the extent that the $50,000.00 payment discussed in your response to comment 32 from our letter dated December 18, 2012 will not be reimbursed if the mergers do not take place, disclose the payment and the fact that it may be offset by the contingent payment owed if the mergers do take place.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 90 has been revised in response to the Staff’s comment.

Publishing, page 138

13.	We note the disclosure added in response to comment 33 from our letter dated December 18, 2012. Review of the third party materials submitted in response to comment 9 indicates that total paid and verified circulation for many of IMOTSC’s magazine has declined materially since 2007. Please fully address this trend and the impact it has had on IMOTSC’s financials. Where you compare declines in circulation to the overall newsstand average, such as on page 151, please quantify these figures. Please also more fully address the decline in circulation over the past several years within your Risk Factors disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure with respect to circulation trends in Management’s Discussion and Analysis on pages 139 and 152 and in its Risk Factors disclosure on page 45.

Executive Compensation of IMOTSC, page 169

14.	In updating the information in the summary compensation table for the most recently completed fiscal year, you have deleted all of the compensation information for fiscal year December 31, 2011. Please note that Instruction 1 to Item 402(c) provides that a registrant that is not a reporting company will be required to provide information for any year “if that information previously was required to be provided in response to a Commission filing requirement.” As you were previously required to provide summary compensation information for the fiscal year ended December 31, 2011 in your filing, you must continue to include the information for that fiscal year in your summary compensation table. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the summary compensation table on page 170 to include information for the fiscal year ended December 31, 2011.

In addition to the above, we would like to supplement our response to item #37 of your letter dated December 18, 2012. In that response, we indicated that both of our reporting units have estimated fair values that are substantially in excess of their carrying values of operations and goodwill. This is an accurate statement and there is no change to our prior response. However, in reviewing that response, we realized that there was an error in the segment footnote (Note 12 to the consolidated financial statements included in the Registration Statement); specifically, the amount of goodwill assigned to the business units was not correctly stated. Accordingly, the information for segment assets has been revised from information previously presented, in order to properly reflect the amount of goodwill assigned to business units. There is no change in the amount of total goodwill, the revision has no impact on the accompanying basic financial statements, and there are no additional qualitative factors relating to the error. Based upon all relevant considerations, we have concluded the revision of our segment footnote as immaterial. We have added appropriate disclosure so indicating to Note 12 of the consolidated financial statements.

*     *     *     *     *

Additionally, per your request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3085.

Sincerely, /s/ Tracey A. Zaccone
Tracey A. Zaccone

Enclosures